

October 18, 2012

Via E-mail
Jay R. Luly, Ph.D.
President and Chief Executive Officer
Enanta Pharmaceuticals, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472

> **Re:**   **Enanta Pharmaceuticals, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted October 10, 2012**
> **CIK No. 0001177648**

Dear Dr. Luly:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement on EDGAR or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Business

Our Research and Development Pipeline, page 72

1. We note your response to our prior comment 15. Please include in your disclosure a brief discussion of controversy relating to your research efforts or hypotheses, if any. If, to your knowledge, no such controversy exists, please state this in a response to this comment.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

2. You state that you elected not to adopt the guidance in ASU 2010-17. Please clarify in the filing that you do not have any substantive milestones in your agreements and thus the adoption of ASU 2010-17 had no effect on your financial statements. Refer to ASC 605-28-65-1.

Stock Option Valuation, page F-34

3. As previously acknowledged in your response to comment 22 we will evaluate the accounting treatment for the 513,500 stock options issued in the six months ended June 30, 2012 and any other equity issuances once an IPO price has been set. Please confirm that no other equity issuances have been issued since the balance sheet date or provide additional disclosure in the filing.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's September 26, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures.htm.

Regardless of whether you submitted your correspondence in connection with your confidential draft registration statement on EDGAR or via secure e-mail, please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Allen at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director